UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

TO

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

ALARIS MEDICAL SYSTEMS, INC.

(Name of Subject Company)

ALARIS MEDICAL SYSTEMS, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

011637 10 5

(CUSIP Number of Class of Securities)

David L. Schlotterbeck

President and Chief Executive Officer

ALARIS Medical Systems, Inc.

10221 Wateridge Circle

San Diego, California 92121

(858) 458-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

with copies to:

Marjorie Sybul Adams, Esq.

Piper Rudnick LLP

1251 Avenue of the Americas

New York, New York 10020

(212) 835-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ALARIS Medical Systems, Inc., a Delaware corporation (“ALARIS” or the “Company”), hereby amends and supplements its statement on Schedule 14D-9 (the “Statement”), initially filed with the Securities and Exchange Commission on May 28, 2004, as amended and supplemented to date, with respect to the tender offer by Blue Merger Corp., a Delaware corporation (“Subcorp”) and a wholly owned subsidiary of Cardinal Health, Inc., an Ohio corporation (“Cardinal Health”), to purchase all of the outstanding shares of the Common Stock, par value $0.01 per share, of the Company (“Company Common Stock”), at a purchase price of $22.35 per share (the “Offer Price”), net to seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 28, 2004 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively, constitute the “Offer”).

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3 is hereby amended and supplemented as follows:

Amendment No. 1 to the Merger Agreement. On June 14, 2004, the Company, Cardinal Health and Subcorp entered into Amendment No. 1 (“Amendment No. 1”) to the Merger Agreement to reflect the intent of the parties at the time of the Merger Agreement by correcting three errors in the Merger Agreement, each such correction to reflect the initial intentions and understandings of the parties thereto with respect to such provisions.

The following is a summary of Amendment No. 1:

•	The third sentence of Section 8.2 of the Merger Agreement (relating to the effect of termination of the Merger Agreement), was amended and restated to provide as follows:

If the Merger Agreement is terminated pursuant to clauses (c), (d) or (e) described under “—Termination” in the summary of the Merger Agreement contained in Section 11 of the Offer to Purchase, and (x) at any time prior to such termination, neither (1) a proposal by a person other than Cardinal Health or its affiliates regarding a Business Combination shall have been made on a bona fide basis to ALARIS or any of ALARIS’ directors, officers, employees, agents, significant stockholders or representatives or that shall have been publicly disclosed nor (2) a person other than Cardinal Health or its affiliates has indicated publicly or to ALARIS or any of ALARIS’ directors, officers, employees, agents, significant stockholders or representatives a bona fide interest in making or pursuing such a proposal regarding a Business Combination, and (y) within nine months after the date of any such termination ALARIS enters into a letter of intent, agreement-in-principle, acquisition agreement or other similar agreement with respect to, or publicly announces, a Business Combination or consummates a Business Combination and the transaction so provided for in such letter of intent, agreement-in-principle, acquisition agreement or other similar agreement is consummated within 12 months after the date of any such termination, then (z) ALARIS will, upon consummation of such Business Combination, pay to Cardinal Health in cash by wire transfer in immediately available funds to an account designated by Cardinal Health a termination fee in an amount equal to $52,500,000.

•	Amendment No. 1 also corrected two typographical errors.

This summary is qualified in its entirety by reference to Amendment No. 1, which has been filed as Exhibit (e)(4) to this Amendment No. 4 to the Statement and is incorporated in this Statement by reference.

Item 4. The Solicitation or Recommendation.

(a) The subsection in Item 4 containing the subheading “Background” is hereby amended and supplemented as follows:

On June 10, 2004, the ALARIS Board met telephonically, among other reasons, to consider Amendment No. 1. The ALARIS Board determined that Amendment No. 1 reflected the intentions and understandings of the parties at the time of the Merger Agreement and voted unanimously to approve Amendment No. 1. On June 14, 2004, ALARIS, Cardinal Health and Subcorp entered into Amendment No. 1.

(b) In Item 4, the paragraph under the subsection “Reasons for the Recommendation of the ALARIS Board—1. ALARIS’ Operating and Financial Condition and Prospects” is hereby amended by deleting such paragraph in its entirety and replacing it with the following:

The ALARIS Board considered the current and historical financial condition and results of operations of ALARIS, as well as the prospects and strategic objectives of ALARIS, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the industry in which ALARIS operates. Among other things, the ALARIS Board considered factors such as the risks attendant to achieving the goals of ALARIS’ strategic plan, and the limited trading volume and price volatility of the Company Common Stock. In addition, the ALARIS Board considered projections developed by ALARIS management, which reflected forecasted results, on a consolidated basis, relating to the existing ALARIS companies and new products currently under development (the “Base Case projections”).

Base Case Projections

The Base Case projections were based on ALARIS’ internal forecast as of June 2003, updated for current foreign currency exchange rates and ALARIS management’s annual budget. The Base Case projections included the following for ALARIS on a consolidated basis:

($ in millions)	2004	2005	2006	2007
Total Revenue	$618.8	$707.6	$805.7	$909.9
Gross Profit	$328.3	$383.5	$440.2	$502.5
Net Income	$60.8	$88.9	$120.2	$149.0

Sensitivity Case Projections

In addition, ALARIS’ management was asked by the ALARIS Board to provide alternative assumptions which were more conservative than the assumptions used to develop the Base Case projections. These more conservative assumptions took into account the possible negative effect on, among other things, unit volumes and pricing, of increased competition and the possible reduction in ALARIS’ technological lead over its competitors in the area of medication safety products and services. These more conservative assumptions were used to develop an alternative set of projections (the “Sensitivity Case projections”). The ALARIS Board also considered the Sensitivity Case projections.

The Sensitivity Case projections included the following for ALARIS on a consolidated basis:

($ in millions)	2004	2005	2006	2007
Total Revenue	$605.4	$673.7	$751.7	$829.5
Gross Profit	$320.0	$362.3	$406.3	$451.8
Net Income	$57.1	$77.5	$100.3	$118.8

All of the foregoing projections should be read together with ALARIS’ financial statements and the discussion under “Factors Relating to ALARIS, Our Industry and Our Common Stock” and the other cautionary statements contained in ALARIS’ 2003 Annual Report on Form 10-K. These projections were not prepared with a view to public disclosure or compliance with published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with United States generally accepted accounting principles, and ALARIS’ independent auditors have not examined, compiled or performed any procedures with respect to the projections presented above, nor have they expressed any opinion or any other form of assurance of such information or the likelihood that ALARIS may achieve the results contained in the projections, and accordingly assume no responsibility for them. ALARIS does not, as a matter of course, make public any specific forecasts or projections as to its future financial performance. ALARIS’ internal financial forecasts are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects, and, thus, susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The projections also reflect numerous assumptions, all made by ALARIS management, with respect to general business, economic, market and financial conditions and other matters. These assumptions regarding future events are difficult to predict, and many are beyond ALARIS’ control. Accordingly, there can be no assurance that the assumptions made by ALARIS in preparing the projections will prove accurate. It is expected that there will be differences between actual and projected results, and actual results may be materially greater or less than those contained in the projections provided by ALARIS.

(c) In Item 4, the paragraph under the subsection “Reasons for the Recommendation of the ALARIS Board—4. ALARIS’ Financial Advisors’ Fairness Opinions” is hereby amended by deleting such paragraph in its entirety and replacing it with the following:

The ALARIS Board considered presentations from each of ALARIS’ financial advisors, Citigroup Global Markets Inc., Bear, Stearns & Co. Inc. and CIBC World Markets Corp., which consisted of certain analyses that were common to each financial advisor (the “Common Analyses”), and certain analyses that were specific to each financial advisor. The ALARIS Board also considered written opinions of ALARIS’ financial advisors, dated as of May 18, 2004, to the effect that, as of such date, based upon and subject to the considerations and assumptions set forth therein, the $22.35 in cash per share of Company Common Stock to be received by stockholders pursuant to the Offer and the Merger is fair, from a financial point of view, to such stockholders (other than the Majority Stockholder, regarding whom they rendered no opinion). Copies of the written opinions rendered by ALARIS’ financial advisors to the ALARIS Board, setting forth the procedures followed, the matters considered and the assumptions made by ALARIS’ financial advisors in arriving at their opinions, are attached as Annexes II, III and IV to this Statement and are incorporated in this Statement by reference. Stockholders are urged to read these opinions in their entirety. The fairness opinions were provided for the information and assistance of the ALARIS Board in connection with its consideration of the Offer and the Merger. The fairness opinions address only the fairness from a financial point of view of the consideration to be received by the stockholders of ALARIS (other than the Majority Stockholder) in the Offer and Merger and do not constitute recommendations to any stockholder as to whether to tender shares in the Offer or to vote in favor of the Merger. The ALARIS Board was aware that ALARIS’ financial advisors become entitled to certain fees described in Item 5 upon the rendering of their opinions and upon the consummation of the Merger. In determining to engage the services of each of ALARIS’ financial advisors, the ALARIS Board considered that each of ALARIS’ financial advisors was familiar with the Company as a result of its role as a lead underwriter in the Company’s 2003 recapitalization.

Analyses of Financial Advisors

ALARIS engaged each of the financial advisors in connection with the Merger in accordance with the terms of an engagement letter between ALARIS and the financial advisors dated April 1, 2004. ALARIS retained the financial advisors based on their respective experience and expertise in similar transactions. Each of the financial advisors, as part of their investment banking business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. ALARIS has agreed to indemnify the financial advisors against specific liabilities in connection with its engagement, including liabilities under the federal securities laws.

Comparable Company Analysis

Each of ALARIS’ financial advisors performed certain of its analyses, described in more detail below, with respect to 14 publicly traded companies deemed by each of ALARIS’ financial advisors to be generally comparable to ALARIS (the “Comparable Companies”). The Comparable Companies included in each financial advisor’s analyses were:

•	American Medical Systems Holdings, Inc.
•	Arrow International, Inc.
•	CONMED Corp.
•	CR Bard, Inc.
•	dj Orthopedics, Inc.
•	Edwards Lifesciences Corp.
•	Haemonetics Corp.
•	Hospira, Inc.
•	Kinetic Concepts, Inc.
•	ResMed Inc.
•	Respironics, Inc.
•	Steris Corp.
•	Viasys Healthcare, Inc.
•	Wright Medical Group, Inc.

In performing their analyses, ALARIS’ financial advisors reviewed the following relative operating statistics of the Comparable Companies and of ALARIS. It is important to note that while each of ALARIS’ financial advisors reviewed these operating statistics, in performing their analyses, they used these statistics and other information to varying degrees, and may have assigned different weights to any particular statistic or information.

Comparable Companies—Relative Operating Statistics

	Rev Growth		EBITDA Growth		EBITDA Margin			EBIT Margin			5 Year Growth
($ in millions)	2004	2005	2004	2005	LTM	2004	2005	LTM	2004	2005
Average	13.6%	8.9%	18.2%	12.9%	22.8%	23.1%	23.1%	17.3%	18.0%	18.2%	15.5%
Median	12.3	8.4	18.6	12.4	22.0	22.9	23.1	16.6	16.7	17.2	15.0
High	31.7	16.2	48.3	20.8	30.2	31.6	33.4	24.5	25.9	28.2	20.0
Low	0.7	2.1	(6.8)	0.3	13.2	14.4	15.9	9.7	11.2	12.8	10.5
ALARIS Base Case	15.9%	14.3%	22.5%	23.1%	24.1%	24.9%	26.8%	19.0%	19.7%	22.1%	23.8%

Notes: LTM refers to last twelve months. 5 Year Growth refers to the unlevered growth of the company’s operating earnings over the company’s business cycle.

In performing their analyses, ALARIS’ financial advisors also reviewed the following relative trading statistics of the Comparable Companies and of ALARIS. It is important to note that while each of ALARIS’ financial advisors reviewed these trading statistics, in performing its analyses, each of ALARIS’ financial advisors used these statistics and other information to varying degrees, and may have assigned different weights to any particular statistic or information.

Comparable Companies—Relative Trading Statistics

($ in millions)	FV/Revenue						FV/EBITDA						FV/EBIT						EV/Net Income						PEG 2004		5 Year Growth
	LTM		2004		2005		LTM		2004		2005		LTM		2004		2005		LTM		2004		2005
Average	3.06	x	2.80	x	2.42	x	13.0	x	11.8	x	10.2	x	17.3	x	15.2	x	13.0	x	27.7	x	22.9	x	19.5	x	1.48	x	15.5%
Median	2.85		2.50		2.19		12.3		10.8		9.5		16.3		14.5		13.7		25.7		21.6		18.5		1.43		16.0
High	5.08		4.59		3.87		19.6		17.6		14.6		29.5		25.1		19.4		50.0		35.8		28.9		1.95		20.0
Low	1.35		1.28		1.19		7.9		6.8		6.8		11.4		9.9		9.2		16.1		14.5		12.8		1.04		10.5
ALARIS At Market Price	3.19	x	2.82	x	2.47	x	13.3	x	11.3	x	9.2	x	16.8	x	14.3	x	11.2	x	30.6	x	23.7	x	16.3	x	1.00	x	23.8%

Notes: LTM refers to last twelve months. FV refers to firm value. EV refers to equity value. PEG refers to the ratio of price to earnings over the 5-year growth rate. 5 Year Growth refers to the unlevered growth of the company’s operating earnings over the company’s business cycle.

Precedent Transactions Analysis

Each of ALARIS’ financial advisors performed certain of their analyses, described in more detail below, with respect to 20 announced merger and acquisition transactions involving companies in the medical technology industry which each of the financial advisors deemed generally relevant to ALARIS and the Merger (the “Precedent Transactions”). The Precedent Transactions in each financial advisor’s analyses were (the acquiror is identified first):

•	Abbott Laboratories / i-Stat Corp.
•	Danaher Corp. / Radiometer A/S
•	General Electric Co. / Instrumentarium Corp.
•	Tyco International Ltd. / CR Bard, Inc.
•	Philips Medical Systems / Agilent Healthcare Solutions (subsidiary of Agilent Technologies, Inc.)
•	Philips Medical Systems / ADAC Laboratories
•	Siemens / Acuson Corp.
•	Tyco International Ltd. / Mallinckrodt Inc.
•	Kimberly-Clark Corp. / Safeskin Corp.
•	General Electric Co. / OEC Medical Systems, Inc.
•	Kimberly-Clark Corp. / Ballard Medical Products
•	Cardinal Health, Inc. / Allegiance Corp.
•	General Electric Co. / Marquette Medical Systems, Inc.
•	Philips Medical Systems / ATL Ultrasound, Inc.
•	Tyco International, Ltd. / US Surgical Corp.
•	Tyco International Ltd. / Sherwood Davis & Geck (subsidiary of American Home Products Corp.)
•	US Surgical Corp. / ValleyLab (subsidiary of Pfizer, Inc.)
•	Respironics, Inc. / Healthdyne Technologies, Inc.
•	Kimberly-Clark Corp. / TECNOL Medical Products, Inc.
•	Mallinckrodt Inc. / Nellcor Puritan Bennett Inc.

In performing their analyses, ALARIS’ financial advisors reviewed the following information regarding the prices paid in the Precedent Transactions. It is important to note that while each of ALARIS’ financial advisors reviewed this information, in performing their analyses, they used this and other information to varying degrees in their respective analyses, and may have assigned different weights to any particular transaction or information.

Precedent Transactions

	Firm Value/																	Equity Value/						Premium Paid
	Revenue					EBITDA						EBIT						Net Income						One Day	One Wk. Avg	Four Wk. Avg.
($ in millions)	LTM	CY		CY+1		LTM		CY		CY+1		LTM		CY		CY+1		LTM		CY		CY+1
Average	2.48x	2.36	x	2.15	x	13.0	x	12.3	x	11.9	x	18.3	x	17.1	x	15.3	x	27.8	x	26.4	x	24.1	x	28.3%	31.5%	36.6%
Median	2.30	2.09		1.98		14.3		12.2		10.9		17.2		15.7		13.8		27.5		23.2		19.6		23.1	28.8	34.6
High	5.91	5.87		4.07		17.5		17.3		23.8		33.1		32.4		38.1		50.9		51.1		68.3		67.2	82.9	85.3
Low	1.20	1.20		1.16		7.7		7.6		7.6		11.2		10.3		9.4		13.2		15.4		15.9		(9.1)	(7.5)	(6.0)

Notes: LTM refers to last twelve months. CY refers to the calendar year in which the transaction was announced. CY+1 refers to the calendar year following the year in which the transaction was announced.

Citigroup Opinion

In arriving at its opinion, Citigroup:

•	reviewed the Merger Agreement dated May 18, 2004;

•	held discussions with senior officers, directors and other representatives and advisors of ALARIS and certain senior officers and other representatives and advisors of Cardinal Health concerning the business, operations and prospects of ALARIS;

•	examined publicly available business and financial information relating to ALARIS;

•	examined certain financial forecasts and other information and data relating to ALARIS which were provided by or otherwise discussed with the management of ALARIS;

•	reviewed the cash amount pursuant to the Offer and the merger consideration (collectively, the “Purchase Price”) in relation to, among other things, current and historical market prices and trading volumes of Company Common Stock, the historical and projected earnings and other operating data of ALARIS, and the capitalization and financial condition of ALARIS;

•	considered, to the extent publicly available, the financial terms of other transactions effected that it considered relevant in evaluating the Merger;

•	analyzed financial, stock market and other publicly available information relating to the businesses of other companies whose operations it considered relevant in evaluating those of ALARIS; and

•	conducted other analyses and examinations and considered other financial, economic and market criteria as it deemed appropriate in arriving at its opinion.

In rendering its opinion, Citigroup assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with it. With respect to financial forecasts and other information and data relating to ALARIS provided to or otherwise reviewed by or discussed with Citigroup, ALARIS’ management advised Citigroup that the forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of ALARIS’ management as to the future financial performance of ALARIS.

Citigroup assumed, with ALARIS’ consent, that the Merger will be completed in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third-party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on ALARIS or the Merger. Citigroup did not make and was not provided with an independent evaluation or appraisal of the assets or liabilities, contingent or otherwise, of ALARIS, and Citigroup did not make any physical inspection of the properties or assets of ALARIS or the relative merits of the Merger as compared to any alternative business strategies that might exist for ALARIS or the effect of any other transaction in which ALARIS might engage.

In connection with its engagement, and at the direction of ALARIS, Citigroup was requested to approach, and held discussions with, third parties to solicit indications of interest in the possible acquisition of ALARIS. Citigroup’s opinion did not address, and it expressed no view as to, any terms, other than the Purchase Price, of the Merger Agreement or the relative merits of the Merger as compared to any alternative business strategies that might exist for ALARIS or the effect of any other transaction in which ALARIS might engage. Citigroup’s opinion was necessarily based on information available, and financial, stock market and other conditions and circumstances existing and disclosed to Citigroup, as of the date of its opinion.

In preparing its presentation to the ALARIS Board and its opinion, Citigroup performed a variety of financial and comparative analyses, including those described below, and including the Common Analyses. The summary of these analyses is not a complete description of the analyses performed by Citigroup, but rather describes the material financial analyses included in its presentation to the ALARIS Board in connection with rendering its fairness opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, a fairness opinion is not readily susceptible to summary description. Citigroup believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In its analyses, Citigroup considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of ALARIS. No company, business or transaction used in those analyses as a comparison is identical to ALARIS or the Merger, and an evaluation of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or business segments analyzed.

The estimates contained in Citigroup’s analyses and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not necessarily purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, Citigroup’s analyses and estimates are inherently subject to substantial uncertainty. The analyses were prepared solely as part of Citigroup’s analysis of the fairness from a financial point of view of the consideration to be received by the stockholders of ALARIS (other than the Majority Stockholder).

The type and amount of consideration payable in the Merger was determined through negotiation between ALARIS and Cardinal Health and the decision to enter into the Merger was solely that of the ALARIS Board. Citigroup’s opinion and analyses were only one of many factors considered by the ALARIS Board in its evaluation of the Merger, and should not be viewed as determinative of the views of the ALARIS Board or ALARIS’ management with respect to the consideration of the Offer and the Merger.

The following, including the Common Analyses, is a summary of the material financial analyses included in the presentation by Citigroup to the ALARIS Board in connection with the rendering of its opinion dated May 18, 2004. The financial analyses summarized below, including the Common Analyses, include information presented in tabular format. In order to fully understand Citigroup’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Citigroup’s financial analyses.

Summary of Citigroup Analyses

Comparable Company Analysis. Citigroup analyzed selected historical and projected operating information provided by ALARIS’ management, stock price performance data and valuation multiples for ALARIS and compared selected historical and projected data and valuation multiples to that of the Comparable Companies.

Citigroup reviewed enterprise values as a multiple of last twelve months ended March 31, 2004, estimated fiscal year ending December 31, 2004, and estimated fiscal year ending December 31, 2005 net sales, earnings before interest, taxes, depreciation and amortization, commonly known as EBITDA, and earnings before interest and taxes, commonly known as EBIT. Citigroup reviewed equity values as a multiple of last twelve months ended March 31, 2004, estimated fiscal year ending December 31, 2004, and estimated fiscal year ending December 31, 2005 net income. Estimated financial data for ALARIS were based on internal estimates of ALARIS’ management. Estimated financial data for the Comparable Companies were based on publicly available research analysts estimates. All multiples were based on per share closing stock prices on May 17, 2004. Citigroup applied a range of selected multiples derived from the financial data described above for the Comparable Companies to corresponding financial data of ALARIS, in order to derive a range of implied equity values per share of Company Common Stock (including net operating loss carryforwards). This analysis indicated a range of implied equity values per share of Company Common Stock of approximately $17.50 to $20.75, using the Base Case projections, and $17.00 to $20.25, using the Sensitivity Case projections.

The table below summarizes the analysis.

Comparable Company Analysis

	Net Sales			Enterprise Value/ EBITDA			EBIT			Equity Value/Net Income
	LTM	2004E	2005E	LTM	2004E	2005E	LTM	2004E	2005E	LTM	2004E	2005E
Low	2.9x	2.6x	2.30x	12.0x	10.5x	9.0x	17.5x	14.0x	12.0x	22.0x	22.0x	17.0x
High	3.7x	3.4x	3.10x	14.0x	12.5x	11.0x	19.5x	16.0x	14.0x	28.0x	25.0x	20.0x

Note: LTM refers to last twelve months.

Precedent Transactions Analysis. Citigroup reviewed the aggregate transaction values and implied transaction multiples in each of the Precedent Transactions.

Citigroup compared enterprise values as multiples of last twelve months ended March 31, 2004, estimated fiscal year ending December 31, 2004, and estimated fiscal year ending December 31, 2005 net sales, EBITDA, and EBIT. Citigroup compared equity values as multiples of last twelve months ended March 31, 2004, estimated fiscal year ending December 31, 2004, and estimated fiscal year ending December 31, 2005 net income. Estimated financial data for ALARIS were based on internal estimates of ALARIS’ management. Estimated financial data for the Precedent Transactions were based on publicly available information at the time of announcement of the relevant selected Precedent Transaction and research analysts estimates.

No selected Precedent Transaction identified above is identical to the proposed transaction. Due to the fact that the circumstances surrounding each of the Precedent Transactions analyzed were specific to each transaction and due to the inherent differences between the time periods, businesses, operations, and prospects of the acquired companies or assets included in the selected transactions, Citigroup believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the precedent acquisition comparables analysis. Instead, Citigroup made qualitative judgments concerning differences between the characteristics of the proposed transaction and the precedent transactions that would affect the acquisition values of ALARIS and such acquired companies or assets. In particular, Citigroup considered the time period, size and desirability of the acquired company or acquired assets, the strategic fit of the acquired company or acquired assets and the form of consideration offered in each transaction.

Citigroup applied the multiples for the Precedent Transactions and its qualitative assessment of each of the Precedent Transactions to comparable data for ALARIS to derive a range of implied equity values per share of Company Common Stock (including net operating loss carryforwards). This analysis indicated a range of implied equity values per share of Company Common Stock of approximately $20.00 to $23.75, using the Base Case projections, and $18.75 to $22.50, using the Sensitivity Case projections.

Precedent Transaction Analysis

	Net Sales			Enterprise Value/ EBITDA			EBIT			Equity Value/ Net Income
	LTM	2004E	2005E	LTM	2004E	2005E	LTM	2004E	2005E	LTM	2004E	2005E
Low	2.1x	1.9x	1.8x	12.5x	12.0x	11.0x	16.0x	15.0x	13.0x	25.0x	22.0x	18.0x
High	2.5x	2.3x	2.2x	15.5x	14.0x	13.0x	18.0x	17.0x	15.0x	30.0x	25.0x	21.0x

Note: LTM refers to last twelve months.

Discounted Cash Flow Analysis. Citigroup performed a discounted cash flow analysis of ALARIS based on Base Case projections and Sensitivity Case projections. Each of the Base Case projections and the Sensitivity Case projections were evaluated using a discount rate (also known as weighted average cost of capital). In performing the discounted cash flow analyses, Citigroup applied discount rates ranging from 11.30% to 12.90%. Citigroup applied such discount rates to:

•	the projected stand-alone unlevered free cash flows for the nine-months ended December 31, 2004 through the fiscal year ended 2007, and

•	using the Base Case projections, the 2007 terminal value implied by EBITDA multiples ranging from 10.5x to 11.5x and the 2007 estimated EBITDA of $267.3 or, using the Sensitivity Case projections, the 2007 terminal value implied by EBITDA multiples of 10.5x to 11.5x and the 2007 estimated EBITDA of $224.0.

Using this analysis, Citigroup derived a range of implied equity values per share of Company Common Stock (including net operating loss carryforwards). This analysis indicated a range of implied equity values per share of Company Common Stock of $23.75 to $27.25, using the Base Case projections, and $19.50 to $22.50, using the Sensitivity Case projections.

Comparison of Merger Consideration with Historical Stock Prices. Citigroup conducted an analysis of the per share merger consideration as compared with historical prices of Company Common Stock during various periods, as more fully described under “Summary of Common Analyses—Comparison of Merger Consideration with Historical Stock Prices.”

Premiums Paid Analysis. Citigroup conducted an analysis of the transaction premium paid in 101 reported transactions with deal values between $500 million and $3 billion since 2002 over the price of the target company’s stock at various points in time prior to announcement of the transaction. Citigroup also compared the transaction premium with the 52-week high and 52-week low of the target company’s stock.

Reported Acquisitions Since 2002

(Transaction Value between $500 million and $3 billion)

	Premiums Paid
	1 Day	1 Week	4 Weeks	52-Week High	52-Week Low
Average	22.3%	24.3%	27.2%	2.5%	111.4%
Median	18.5%	20.3%	24.9%	5.3%	83.1%

Citigroup also conducted an analysis of the transaction premium paid in 66 reported transactions in the health care industry with deal values between $250 million and $5 billion since 2000 over the price of the target company’s stock at various points in time prior to announcement of the transaction. Citigroup also compared the transaction premium with the 52-week high and 52 week low of the target company’s stock. It is important to note that this analysis was performed by Citigroup for the information of the ALARIS Board at its request and was not part of Citigroup’s fairness analysis.

Health Care Acquisitions Since 2002

(Transaction Value between $250 million and $5 billion)

	Premiums Paid
	1 Day	1 Week	4 Weeks	52-Week High	52-Week Low
Average	29.4%	33.9%	41.9%	(5.2)%	184.5%
Median	27.1%	30.8%	45.5%	2.1%	134.0%

Bear Stearns Opinion

In arriving at its opinion Bear Stearns, among other things:

•	reviewed the Merger Agreement dated May 18, 2004;

•	reviewed ALARIS’ Annual Report to Shareholders and Annual Report on Form 10-K for the years ended December 31, 2001, through December 31, 2003, and Quarterly Report on Form 10-Q for the three months ended March 31, 2004;

•	reviewed operating and financial information relating to ALARIS’ business and prospects, including projections for the four years ended December 31, 2007, all as prepared and provided to it by ALARIS management;

•	met with certain members of ALARIS’ senior management to discuss ALARIS’ business, operations, historical and projected financial results and future prospects;

•	reviewed the historical prices, trading multiples and trading volumes of the common shares of ALARIS;

•	reviewed publicly available financial data, stock market performance data and trading multiples of companies which it deemed generally comparable to ALARIS;

•	reviewed the financial terms of recent mergers and acquisitions of companies which it deemed generally relevant to ALARIS and the Merger;

•	performed discounted cash flow analyses based on the Base Case and Sensitivity Case projections for ALARIS furnished to Bear Stearns, as well as a discounted cash flow analysis based on selected Wall Street equity research (“Wall Street Case”); and

•	conducted such other studies, analyses, inquiries and investigations as it deemed appropriate.

Bear Stearns relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to it by ALARIS, including, without limitation, the Base Case and Sensitivity Case projections. With respect to ALARIS’ projected financial results, Bear Stearns relied on representations that such projected financial results were reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of ALARIS as to the expected future performance of ALARIS. Bear Stearns has not assumed any responsibility for the independent verification of any such information, and Bear Stearns has further relied upon the assurances of the senior management of ALARIS that they are unaware of any facts that would make the information and projections and assumptions provided to Bear Stearns materially incomplete or misleading. Bear Stearns assumes no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of the Bear Stearns opinion.

In arriving at its opinion, Bear Stearns did not perform or obtain any independent appraisal of the assets or liabilities (contingent or otherwise) of ALARIS, nor was Bear Stearns furnished with any such appraisals. During the course of its engagement, Bear Stearns was asked by the ALARIS Board to solicit indications of interest from various third parties regarding a transaction with ALARIS, and Bear Stearns considered the results of such solicitation in rendering its opinion. Bear Stearns assumed that the Merger would be consummated in a timely manner and in accordance with the terms of the Merger Agreement without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material effect on ALARIS.

The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant assumptions and financial analyses and the application of those methods to the particular circumstances involved. Bear Stearns’ opinion is therefore not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Bear Stearns made qualitative judgments as to the significance and relevance of each analysis and factor considered by it and did not attribute particular weight to any one analysis or factor. Bear Stearns did not form an opinion as to whether any individual analysis or factor, positive or negative, considered in isolation, supported or failed to support its opinion. Bear Stearns believes that its analyses must be considered as a whole and that selecting portions of its analyses without considering all analyses and factors, or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and its opinion.

The analyses performed by Bear Stearns, particularly those based on estimates, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those results suggested by the analyses. With respect to the analysis of comparable companies and precedent transactions summarized below, no public company or precedent transaction utilized as a comparison is identical to ALARIS or the Merger, and accordingly, Bear Stearns made judgments and assumptions with regard to industry performance, business, economic, market and financial conditions, as well as other matters that would necessarily affect the value of ALARIS versus the value of any comparable companies summarized below or precedent transactions summarized below or the companies they involved. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, Bear Stearns’ analyses are inherently subject to substantial uncertainty. The analyses were prepared solely as part of Bear Stearns’ analysis of the fairness from a financial point of view of the consideration to be received by the stockholders of ALARIS (other than the Majority Stockholder).

The type and amount of consideration payable in the Merger was determined through negotiation between ALARIS and Cardinal Health and the decision to enter into the Merger was solely that of the ALARIS Board. Bear Stearns’ opinion and financial analyses were only one of many factors considered by the ALARIS Board in its evaluation of the Merger, and should not be viewed as determinative of the views of the ALARIS Board or management with respect to its decision to recommend the Merger.

The following, including the Common Analyses, is a brief summary of the material financial analyses included in the presentation by Bear Stearns to the ALARIS Board in connection with rendering its fairness opinion. Some of the summaries of financial analyses, including the Common Analyses, include information presented in tabular format. In order to fully understand the financial analyses used by Bear Stearns, the tables must be read together with the text of each summary. The tables alone do not represent a complete description of the financial analyses.

Bear Stearns Analyses

Calculation of ALARIS’ Enterprise Value at the Merger. Bear Stearns calculated the enterprise value for ALARIS for purposes of analyzing the fairness of the merger consideration, referred to in this summary as Enterprise Value, by calculating the sum of the equity value of Company Common Stock at the merger price of $22.35 per share (including the net value of in-the-money options after deducting the respective exercise proceeds), referred to in this summary as Equity Value, plus ALARIS’ total debt outstanding as of March 31, 2004, minus ALARIS’ cash and cash equivalents outstanding as of March 31, 2004.

Bear Stearns calculated multiples of ALARIS’ Enterprise Value to ALARIS’ revenue for the last twelve months ended March 31, 2004 and estimated revenue for the fiscal years ending December 31, 2004 and December 31, 2005, which were 3.71x, 3.28x and 2.87x, respectively, for the Base Case projections, and 3.71x, 3.36x and 3.02x, respectively, for the Sensitivity Case projections. Bear Stearns calculated multiples of ALARIS’ Enterprise Value to ALARIS’ EBITDA, for the last twelve months ended March 31, 2004 and estimated EBITDA for the fiscal years ending December 31, 2004 and December 31, 2005, which were 15.4x, 13.2x and 10.7x, respectively, for the Base Case projections, and 15.4x, 13.7x and 11.8x for the Sensitivity Case projections. Bear Stearns calculated multiples of ALARIS’ Enterprise Value to ALARIS’ EBIT, for the last twelve months ended March 31, 2004 and estimated EBIT for the fiscal years ending December 31, 2004 and December 31, 2005, which were 19.6x, 16.7x and 13.0x, respectively, for the Base Case projections, and 19.6x, 17.5x and 14.6x, respectively, for the Sensitivity Case projections. Bear Stearns calculated multiples of ALARIS’ Equity Value to ALARIS’ net income for the last twelve months ended March 31, 2004 (excluding the impact of charges related to the 2003 recapitalization) and of the $22.35 merger price to the estimated earnings per share, or EPS, for the fiscal years ending December 31, 2004 and December 31, 2005, which were 36.7x, 28.3x, and 19.4x, respectively, for the Base Case projections, and 36.7x, 30.2x and 22.4x, respectively, for the Sensitivity Case projections.

Comparable Companies Analysis. Bear Stearns analyzed selected historical and projected operating information provided by ALARIS management, stock price performance data and valuation multiples for ALARIS and compared selected historical and projected data and valuation multiples with that of the Comparable Companies. Bear Stearns utilized the earnings forecasts for these companies from First Call and selected Wall Street equity research reports.

Bear Stearns reviewed each Comparable Company’s (1) enterprise value to last twelve months revenue, (2) enterprise value to estimated 2004 revenue, (3) enterprise value to estimated 2005 revenue, (4) enterprise value to last twelve months EBITDA, (5) enterprise value to estimated 2004 EBITDA, (6) enterprise value to estimated 2005 EBITDA, (7) enterprise value to last twelve months EBIT, (8) enterprise value to estimated 2004 EBIT, (9) enterprise value to estimated 2005 EBIT, (10) equity value to last twelve months net income, (11) the merger price of $22.35 per share to estimated calendar year 2004 earnings per share, and (12) the merger price of $22.35 per share to estimated calendar year 2005 earnings per share. The multiples were based on closing stock prices for the Comparable Companies on May 17, 2004.

The table below summarizes the analysis.

Comparable Companies Analysis

	Enterprise Value/ Revenue			Enterprise Value/ EBITDA			Enterprise Value/EBIT			Equity Value/ Net Income	Price/EPS
	LTM	2004E	2005E	LTM	2004E	2005E	LTM	2004E	2005E	LTM	2004E	2005E
Average	3.06x	2.80x	2.42x	13.0x	11.8x	10.2x	17.3x	15.2x	13.0x	27.7x	22.9x	19.5x
Low	1.35x	1.28x	1.19x	7.9x	6.8x	6.8x	11.4x	9.9x	9.2x	16.1x	14.5x	12.8x
High	5.08x	4.59x	3.87x	19.6x	17.6x	14.6x	29.5x	25.1x	19.4x	50.0x	35.8x	28.9x

Note: LTM refers to last twelve months.

Under the Base Case projections, Bear Stearns compared the Enterprise Value multiples implied in the Merger at $22.35 per share of (1) 3.71x last twelve months revenue, (2) 3.28x estimated 2004 revenue, (3) 2.87x estimated 2005 revenue, (4) 15.4x last twelve months EBITDA, (5) 13.2x estimated 2004 EBITDA, (6) 10.7x estimated 2005 EBITDA, (7) 19.6x last twelve months EBIT, (8) 16.7x estimated 2004 EBIT, and (9) 13.0x estimated 2005 EBIT with the range and average multiples of the Comparable Companies. Bear Stearns also compared (1) the Equity Value multiple implied in the Merger at $22.35 per share of 36.7x last twelve months net income and (2) the multiples implied in the Merger at $22.35 per share of 28.3x estimated 2004 earnings per share and 19.4x estimated 2005 earnings per share with the range and average multiples of the Comparable Companies.

Under the Sensitivity Case projections, Bear Stearns compared the Enterprise Value multiples implied in the Merger at $22.35 per share of (1) 3.71x last twelve months revenue, (2) 3.36x estimated 2004 revenue, (3) 3.02x estimated 2005 revenue, (4) 15.4x last twelve months EBITDA, (5) 13.7x estimated 2004 EBITDA, (6) 11.8x estimated 2005 EBITDA, (7) 19.6x last twelve months EBIT, (8) 17.5x estimated 2004 EBIT, and (9) 14.6x estimated 2005 EBIT with the range and average multiples of the Comparable Companies. Bear Stearns also compared (1) the Equity Value multiple implied in the Merger at $22.35 per share of 36.7x last twelve months net income and (2) the multiples implied in the Merger at $22.35 per share of 30.2x estimated 2004 earnings per share and 22.4x estimated 2005 earnings per share with the range and average multiples of the Comparable Companies.

Precedent Transactions Analysis. Bear Stearns analyzed the Precedent Transactions. Bear Stearns reviewed, among other things, the ratio of the enterprise values implied in the Precedent Transactions to various pre-acquisition actual and estimated results, including their (i) last twelve months revenue, (ii) last twelve months EBITDA, and (iii) last twelve months EBIT. Bear Stearns also reviewed the ratio of the equity values implied in the Precedent Transactions to various pre-acquisition actual and estimated results, including their last twelve months net income. Bear Stearns also reviewed the ratios of the enterprise values implied by the Precedent Transactions to estimated revenue, EBITDA and EBIT for the calendar year in which the transaction was announced, referred to as CY, and for the calendar year following the year the transaction was announced, referred to as CY+1, and also reviewed the ratios of the equity values implied by the Precedent Transactions to estimated net income for CY and CY+ 1.

The table below summarizes the analysis.

Precedent Transactions Analysis

	Enterprise Value/ Revenue			Enterprise Value/ EBITDA			Enterprise Value/ EBIT			Equity Value/ Net Income
	LTM	CY	CY+1	LTM	CY	CY+1	LTM	CY	CY+1	LTM	CY	CY+1
Average	2.48x	2.36x	2.15x	13.0x	12.3x	11.9x	18.3x	17.1x	15.3x	27.8x	26.4x	24.1x
High	5.91x	5.87x	4.07x	17.5x	17.3x	23.8x	33.1x	32.4x	38.1x	50.9x	51.1x	68.3x
Low	1.20x	1.20x	1.16x	7.7x	7.6x	7.6x	11.2x	10.3x	9.4x	13.2x	15.4x	15.9x

Note: LTM refers to last twelve months.

Under the Base Case projections, Bear Stearns compared the Enterprise Value multiples implied in the Merger at $22.35 per share of (1) 3.71x last twelve months revenue, (2) 3.28x estimated 2004 revenue, (3) 2.87x estimated 2005 revenue, (4) 15.4x last twelve months EBITDA, (5) 13.2x estimated 2004 EBITDA, (6) 10.7x estimated 2005 EBITDA, (7) 19.6x last twelve months EBIT, (8) 16.7x estimated 2004 EBIT, and (9) 13.0x estimated 2005 EBIT with the range and average multiples of the Precedent Transactions. Bear Stearns also compared (1) the Equity Value multiple implied in the Merger at $22.35 per share of 36.7x last twelve months net income and (2) the multiples implied in the Merger at $22.35 per share of 28.3x estimated 2004 earnings per share and 19.4x estimated 2005 earnings per share with the range and average multiples of the Precedent Transactions.

Under the Sensitivity Case projections, Bear Stearns compared the Enterprise Value multiples implied in the Merger at $22.35 per share of (1) 3.71x last twelve months revenue, (2) 3.36x estimated 2004 revenue, (3) 3.02x estimated 2005 revenue, (4) 15.4x last twelve months EBITDA, (5) 13.7x estimated 2004 EBITDA, (6) 11.8x estimated 2005 EBITDA, (7) 19.6x last twelve months EBIT, (8) 17.5x estimated 2004 EBIT, and (9) 14.6x estimated 2005 EBIT with the range and average multiples of the Precedent Transactions. Bear Stearns also compared (1) the Equity Value multiple implied in the Merger at $22.35 per share of 36.7x last twelve months net income and (2) the multiples implied in the Merger at $22.35 per share of 30.2x estimated 2004 earnings per share and 22.4x estimated 2005 earnings per share with the range and average multiples of the Precedent Transactions.

Discounted Cash Flow Analysis. Bear Stearns performed a discounted cash flow analysis which calculated the intrinsic value of ALARIS’ business based on the Base Case projections and Sensitivity Case projections, the Wall Street Case projections, an estimated cost of capital and an estimated terminal EBITDA multiple. Bear Stearns calculated the estimated present value of the unlevered after-tax free cash flows for the four years ending December 31, 2007 based on the Base Case projections, Sensitivity Case projections and the Wall Street Case projections. Bear Stearns then calculated an implied range of terminal values for ALARIS by applying a range of terminal EBITDA multiples of 10.0x to 12.0x. The present value of the free cash flows and terminal values were discounted using a range of discount rates of 11.0% to 13.0%.

Bear Stearns compared the range of implied equity values per share for Company Common Stock with the implied merger consideration of $22.35 per share as follows:

Discounted Cash Flow Analysis

Based on terminal EBITDA multiples of 10.0x to 12.0x and discount rates ranging from 11.0% to 13.0%
Implied Equity Value per Share
Base Case	$22.48 - $28.70
Sensitivity Case	$18.48 - $23.69
Wall Street Case	$19.02 - $24.43

Comparison of Merger Consideration with Historical Stock Prices. Bear Stearns conducted an analysis of the per share merger consideration as compared with historical prices of Company Common Stock during various periods, as more fully described under “Summary of Common Analyses—Comparison of Merger Consideration with Historical Stock Prices.”

CIBC World Markets Opinion

In arriving at its opinion, CIBC World Markets:

•	reviewed the Merger Agreement dated May 18, 2004;

•	reviewed audited financial statements of ALARIS for the fiscal years ended December 31, 2000, 2001, 2002 and 2003;

•	reviewed unaudited financial statements of ALARIS for the interim periods during the fiscal years ended December 31, 2000, 2001, 2002 and 2003 and for the three months ended March 31, 2004;

•	reviewed financial estimates and projections of ALARIS prepared by ALARIS and ALARIS’ management;

•	reviewed the historical market prices and trading volume for Company Common Stock;

•	held discussions with senior management of ALARIS with respect to the businesses and prospects for future growth of ALARIS;

•	reviewed and analyzed certain publicly available financial data for certain companies that CIBC World Markets deemed comparable to ALARIS;

•	reviewed and analyzed certain publicly available financial information for transactions that CIBC World Markets deemed comparable to the Merger;

•	performed discounted cash flow analyses of ALARIS using certain assumptions of future performance provided to it by ALARIS management;

•	reviewed certain public information concerning ALARIS; and

•	performed other analyses and reviewed other information as CIBC World Markets deemed appropriate.

In rendering its opinion, CIBC World Markets relied on and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information provided to it by ALARIS and its employees, representatives and affiliates. With respect to financial forecasts of future financial condition and operating results of ALARIS provided to it, CIBC World Markets assumed, at the direction of ALARIS management, without independent verification or investigation, that the financial forecasts and estimates were reasonably prepared on bases reflecting the best available information, estimates and judgment of ALARIS management. During the course of its engagement, CIBC World Markets was asked by the ALARIS

Board to solicit indications of interest from various third parties regarding a transaction with ALARIS, and CIBC World Markets considered the results of such solicitation in rendering its opinion. CIBC World Markets also assumed, with ALARIS’ consent, that the Merger would be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on ALARIS or the Merger.

CIBC World Markets did not make or obtain any independent evaluations or appraisals of the assets or liabilities, contingent or otherwise, of ALARIS or affiliated entities. CIBC World Markets expressed no opinion as to the underlying valuation, future performance or long-term viability of ALARIS following the Merger, or the price at which Company Common Stock would trade subsequent to the Merger. CIBC World Markets was not asked to consider, and its opinion does not address, and it expresses no view as to, any terms (other than the Purchase Price) of the Merger Agreement or the relative merits of the Merger as compared to any alternative business strategies that might exist for ALARIS or the effect of any other transaction in which ALARIS might engage. CIBC World Markets’ opinion was necessarily based on the information available to CIBC World Markets and general economic, financial and stock market conditions and circumstances as they existed and could be evaluated by CIBC World Markets as of the date of its opinion. Although subsequent developments may affect its opinion, CIBC World Markets does not have any obligation to update, revise or reaffirm its opinion. ALARIS imposed no other instructions or limitations on CIBC World Markets with respect to the investigations made or the procedures followed by it in rendering its opinion.

This summary is not a complete description of CIBC World Markets’ opinion or the financial analyses performed and factors considered by CIBC World Markets in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. CIBC World Markets believes that its analyses and this summary must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying CIBC World Markets’ analyses and opinion.

In performing its analyses, CIBC World Markets considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond ALARIS’ control. No company, transaction or business used in the analyses as a comparison is identical to ALARIS or the Merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed.

The estimates contained in CIBC World Markets’ analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by its analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, CIBC World Markets’ analyses and estimates are inherently subject to substantial uncertainty. The analyses were prepared solely as part of CIBC World Market’s analysis of the fairness from a financial point of view of the consideration to be received by the stockholders of ALARIS (other than the Majority Stockholder).

The type and amount of consideration payable in the Merger was determined through negotiation between ALARIS and Cardinal Health and the decision to enter into the Merger was solely that of the ALARIS Board. CIBC World Markets’ opinion was only one of many factors considered by the ALARIS Board in its evaluation of the Merger and should not be viewed as determinative of the views of the ALARIS Board or management with respect to the Merger or the merger consideration.

The following, including the Common Analyses, is a summary of the material financial analyses included in CIBC World Markets’ presentation to the ALARIS Board in connection with rendering its fairness opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand CIBC World Markets’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of CIBC World Markets’ financial analyses.

CIBC World Markets Analyses

Comparable Companies Analysis. CIBC World Markets analyzed selected historical and projected operating information provided by ALARIS management, stock price performance data and valuation multiples for ALARIS and compared selected historical and projected data and valuation multiples to that of the Comparable Companies. CIBC World Markets reviewed, among other things, enterprise values as multiples of revenue and EBITDA for the last twelve months ended March 31, 2004 and for the fiscal years ended December 31, 2004 and December 31, 2005; equity values as multiples of net income for the last twelve months ended March 31, 2004; and equity values per share as multiples of earnings per share for the fiscal years ended December 31, 2004 and December 31, 2005. Estimated financial data for the Comparable Companies were based on publicly available research analysts’ estimates. CIBC World Markets then (1) applied selected multiples of revenues and EBITDA for the last twelve months ended March 31, 2004 and the fiscal years ended December 31, 2004 and December 31, 2005 derived from the Comparable Companies to corresponding financial data of ALARIS, and (2) applied selected multiples of net income for the last twelve months ended March 31, 2004 and selected multiples of earnings per share for the fiscal years ended December 31, 2004 and December 31, 2005 derived from the Comparable Companies to corresponding financial data of ALARIS, in all cases in order to derive a range of implied values per share of Company Common Stock. Multiples were based on closing stock prices on May 17, 2004. The multiples used by CIBC World Markets in performing this analysis reflect a 10% range around the median statistic for the Comparable Companies set forth above under “Analyses of Financial Advisors.” CIBC World Markets then added the present value of the net operating loss carryforward to the range of implied equity values per share of Company Common Stock, using both Base Case and Sensitivity Case projections. This analysis indicated a range of implied equity values per share of Company Common Stock of approximately $15.44 to $19.18, using the Base Case projections, and $15.00 to $18.69 using the Sensitivity Case projections.

The table below summarizes the analysis.

Comparable Companies Analysis

	Enterprise Value/ Revenues			Enterprise Value/ EBITDA			Equity Value/Net Income	Equity Value/ EPS
	LTM	2004E	2005E	LTM	2004E	2005E	LTM	2004E	2005E
Low	2.6x	2.3x	2.0x	11.1x	9.7x	8.5x	23.1x	19.4x	16.7x
High	3.1x	2.8x	2.4x	13.5x	11.9x	10.4x	28.3x	23.7x	20.4x

Note: LTM refers to last twelve months.

Precedent Transactions Analysis. CIBC World Markets reviewed the enterprise values, equity values and implied transaction multiples for the Precedent Transactions. CIBC World Markets reviewed, among other things, enterprise values as multiples of revenue and EBITDA for the last twelve months ended March 31, 2004 and for the fiscal years ended December 31, 2004 and December 31, 2005; equity values as multiples of net income for the last twelve months ended March 31, 2004; and equity values per share as multiples of earnings per share for the fiscal years ended December 31, 2004 and December 31, 2005. Estimated financial data for the Precedent Transactions were based on publicly available information at the time of announcement of the Precedent Transaction. CIBC World Markets then (1) applied selected multiples of revenues and EBITDA for the last twelve months ended March 31, 2004 and the fiscal years ended December 31, 2004 and December 31, 2005 derived from the Precedent Transactions to corresponding financial data of ALARIS, and (2) applied selected multiples of net income for the last twelve months ended March 31, 2004 and selected multiples of earnings per share for the fiscal years ended December 31, 2004 and December 31, 2005 derived from the Precedent Transactions to corresponding financial data of ALARIS, in all cases in order to derive an implied per share equity reference range for ALARIS. Multiples were based on closing stock prices on May 17, 2004. The multiples used by CIBC World Markets in performing this analysis reflect a 10% range around the median statistic for the Precedent Transactions set forth above under “Analyses of Financial Advisors.” CIBC World Markets then added the present value of the net operating loss carryforward to the range of implied equity values per share of Company Common Stock, using both Base Case and Sensitivity Case projections. This analysis indicated a range of implied equity values per share of Company Common Stock of $16.92 to $20.60, using the Base Case projections and $16.10 to $19.60, using the Sensitivity Case projections.

The table below summarizes the analysis.

Precedent Transactions Analysis

	Enterprise Value/ Revenues			Enterprise Value/ EBITDA			Equity Value/Net Income	Equity Value/ EPS
	LTM	2004E	2005E	LTM	2004E	2005E	LTM	2004E	2005E
Low	2.1x	1.9x	1.8x	12.8x	11.0x	9.9x	24.7x	20.9x	17.6x
High	2.5x	2.3x	2.2x	15.7x	13.4x	12.0x	30.2x	25.5x	21.6x

Note: LTM refers to last twelve months.

Discounted Cash Flow Analyses. CIBC World Markets performed discounted cash flow analyses of ALARIS to calculate the estimated present value of the unlevered, after-tax free cash flows that ALARIS could generate for the nine months ended December 31, 2004 through the full fiscal year 2007, based on Base Case projections and Sensitivity Case projections. CIBC World Markets calculated a range of estimated terminal values by applying EBITDA terminal value multiples ranging from 10.0x to 12.0x to ALARIS’ estimated 2007 EBITDA based on the Base Case and Sensitivity Case projections. CIBC World Markets also calculated a range of estimated terminal values by applying a range of constant growth rates of 4% to 6% to estimated 2007 unlevered, after-tax free cash flow. The present value of the cash flows and terminal values were calculated using discount rates of 10.0% to 12.0%. CIBC World Markets also added the present value of the net operating loss carryforward to the implied range of equity values per share of Company Common Stock, using both Base Case and Sensitivity Case projections. Based on the EBITDA terminal value range of 10.0x to 12.0x and the discount rate range of 10.0% to 12.0%, this analysis indicated an implied aggregate range of equity values per share of Company Common Stock of approximately $23.05 to $29.52, using the Base Case projections, and $18.96 to $24.38 using the Sensitivity Case projections. Based on perpetuity growth estimates of 4.0% to 6.0% and using a discount rate of 11%, the midpoint of the discount rate range of 10.0% to 12.0%, this analysis indicated an aggregate range of implied equity values per share of Company Common Stock of approximately $19.07 to $26.72, using the Base Case projections, and $15.17 to $21.39 using the Sensitivity Case projections.

Comparison of Merger Consideration with Historical Stock Prices. CIBC World Markets conducted an analysis of the per share merger consideration as compared with historical prices of Company Common Stock during various periods, as more fully described under “Summary of Common Analyses—Comparison of Merger Consideration with Historical Stock Prices.”

Summary of Common Analyses

Comparison of Merger Consideration with Historical Stock Prices. The financial advisors compared the per share merger consideration to the price of Company Common Stock as of May 17, 2004, and average Company Common Stock prices one week, one month, three months, six months, one year and two years preceding May 17, 2004. The value of the merger consideration of $22.35 per share to be received by ALARIS stockholders represents a 19.5% premium to the May 17, 2004 closing price of $18.71.

Premium of merger consideration of $22.35 per share relative to

Premium
May 17, 2004	19.5%
One Week average	13.5%
One Month average	13.8%
Three Month average	13.0%
Six Month average	21.7%
One Year average	32.5%
Two Year average	88.3%

All premiums in the table above are for periods prior to May 17, 2004.

Item 8. Additional Information.

(a) The paragraph in Item 8 containing the subheading “Regulatory Approvals” is hereby amended and supplemented as follows:

On June 8, 2004, the waiting period applicable to the Offer under the HSR Act expired, and neither the FTC nor the Antitrust Division has requested additional information or documentary material in connection therewith. Accordingly, the condition to Cardinal Health’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer relating to the expiration of the applicable HSR Act waiting period has been satisfied.

(b) The paragraph in Item 8 containing the subheading “Certain Litigation” is hereby amended and supplemented as follows:

On June 14, 2004, the parties entered into a memorandum of understanding (the “MOU”) setting forth their agreement in principle to a settlement of the Gehrer action, subject to a number of conditions including the completion of the Offer and the consummation of the Merger, completion of certain confirmatory discovery by plaintiff’s counsel, preparation of definitive settlement documents and Court approval of the settlement. In the MOU, defendants and the other persons to be released in the proposed settlement deny that they have violated any law or breached any duty owed to ALARIS stockholders but agreed to provide the additional disclosures provided in Item 4(c) of this Amendment No. 4 to the Statement in settlement of plaintiff’s claims. The MOU provides that the parties will use their best efforts to agree upon formal settlement documents that will expressly provide, inter alia, (i) for certification by the Superior Court of the State of California for the County of San Diego of a settlement class of ALARIS stockholders from May 18, 2004 through the date of the consummation of the Merger (the “Class”), (ii) for dismissal of the action with prejudice and a complete release by the Class of all known and unknown claims relating to the Offer, the Merger, the Merger Agreement, the Support Agreement, the Transaction or the related disclosure materials, and (iii) payment of plaintiff’s attorney’s fees and expenses in the aggregate amount of $750,000 (with this payment not coming out of moneys that otherwise would have been paid to ALARIS’ shareholders). The foregoing summary of the MOU is qualified in its entirety by reference to the MOU, a copy of which is filed as Exhibit (a)(21) hereto and is incorporated herein by reference.

Item 9. Exhibits.

The following Exhibits are filed with this Amendment No. 4 to this Statement:

Exhibit No.	Description
(a)(21)	Memorandum of Understanding, dated June 14, 2004, relating to the proposed settlement of Gehrer, on behalf of himself and all others similarly situated, v. ALARIS Medical Systems, Inc., et.al.

(e)(4)	Amendment No. 1 to Agreement and Plan of Merger, dated as of June 14, 2004, by and among Cardinal Health, Inc., Blue Merger Corp. and ALARIS Medical Systems, Inc.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

ALARIS MEDICAL SYSTEMS, INC.

Dated: June 14, 2004	By:
David L. Schlotterbeck President and Chief Executive Officer